STATEMENT OF FINANCIAL CONDITION

Perella Weinberg Partners LP

With Report of Independent Registered Public Accounting Firm
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perella Weinberg Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

New York	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandra Pruner, Chief Financial Officer (212) 287-3191

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Alexandra Pruner _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Perella Weinberg Partners LP _____ , as

of _____ December 31 ___ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Chief Financial Officer

Title

BARBARA SHARKEY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SH6191303
Qualified In New York County
My Commission Expires 08-11-2020



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the General Partner of Perella Weinberg Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2017 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2007.

February 26, 2018

1

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	91,505,414
Financial advisory fees receivable		34,142,332
Rebillable expenses receivable		601,463
Fixed assets (net of accumulated depreciation of $5,371,739)		3,831,904
Prepaid expenses and other assets		1,821,592
Total assets	$	131,902,705

Liabilities and Partners' Capital

Liabilities

Payables to affiliates	$	105,593,363
Deferred revenue		387,904
Deferred rent		145,387
Accounts payable and accrued liabilities		2,751,087
Total liabilities		108,877,741
Partners' capital		23,024,964
Total liabilities and partners' capital	$	131,902,705

The accompanying notes are an integral part of this Statement of Financial Condition.

1. **Organization and Summary of Significant Accounting Policies**

    Organization

    Perella Weinberg Partners LP (the "Partnership") registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer on May 12, 2006. Its membership with the Financial Industry Regulatory Authority ("FINRA") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group" or the "Parent"), a Delaware limited partnership, is the parent of the Partnership and the sole limited partner. In accordance with the Limited Partnership Agreement, as amended (the "Agreement"), the Partnership shall continue to exist until dissolution. The Partnership is based in New York City, with branch offices in San Francisco, Los Angeles, and Chicago. At December 31, 2017, the Partnership was registered as a broker-dealer in 51 states.

    PadCo GP LLC, a Delaware limited liability company, is the general partner of the Partnership (the "General Partner"). The General Partner is wholly owned by PWP Group, which is wholly owned by PWP Holdings LP.

    The Partnership provides merger-and-acquisition, private placement and financial advisory services. The Partnership, from time to time, may enter into underwriting commitments in which it will participate as an underwriter within a syndicate. For the year ended December 31, 2017, the Partnership had no such underwriting commitments. The Partnership does not hold securities accounts for customers or trade in securities for its own account.

    Use of Estimates

    The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Partnership believes that the estimates utilized in preparing this Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

    Cash and Cash Equivalents

    Cash consists of cash held at banks. The Partnership defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase. The Partnership maintains its cash with a major bank with a high credit rating. Cash can be withdrawn without restriction. As of December 31, 2017, the Partnership did not hold any cash equivalents.

    Financial Advisory Fees Receivable and the Allowance for Doubtful Accounts

    Financial advisory fees receivable are comprised of amounts invoiced to clients plus accrued revenue, which is earned but unbilled as of the balance sheet date. Any allowance for doubtful accounts is recorded based upon the estimate of financial advisory fees and rebillable expense receivables that the Partnership does not expect to collect. It is estimated based on a number of factors, including the clients' ability to meet their financial obligations, as well as general factors such as the length of time the receivables are past due and historical collection experience. All receivables recorded as of December 31, 2017 were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

    Revenue Recognition and Deferred Revenue

    The Partnership provides investment banking and financing advice and assists customers with mergers and acquisitions. Below is a description of the revenue recognition policies for these services.

Financial advisory and underwriting fees – The Partnership recognizes advisory fees as services are performed, the transactions are substantially completed, the fees are determinable and collection is reasonably assured. Financial advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events (as defined in the respective engagement letters) that are recognized when the transaction is substantially completed, under the terms of each assignment; (ii) retainer fees that are recognized monthly or quarterly; and (iii) discretionary transaction fees that are recognized when services are substantially completed and the client has confirmed that a discretionary fee will be paid.

Rebillable expense income – The Partnership incurs certain expenses in connection with financial advisory services that are rebilled to the client. Rebillable expense income is recorded when billed.

Deferred revenue – Amounts billed to or payments received from clients in advance for fees and expenses are recognized as deferred revenue on the Statement of Financial Condition until such time as the revenue recognition criteria described above are met.

Interest income – Interest income, other income and related expenses are recorded on an accrual basis.

Affiliate Expense Allocation

Certain expenses of the Partnership are processed and paid by its affiliates: the Parent, PWP Employer LP, and Tudor, Pickering, Holt & Co. Management, LLC. Expenses specifically related to the Partnership are paid directly by the Partnership, whereas shared expenses are allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. These amounts result in receivables and payables with affiliates which are settled in cash within 12 months. See Note 2 for further explanation of affiliate transactions.

Employee Compensation and Benefits

Employee compensation and benefits expense includes compensation, payroll taxes, and other benefits for employees.

Income Taxes

The Partnership is treated as a disregarded entity for state and federal income tax purposes.

Fixed Assets

Fixed assets include furniture, equipment, leasehold improvements and software development costs. Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation of fixed assets begins once the asset is placed into service. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease. Certain software development costs are amortized over three years.

4

Recent Accounting Pronouncements

Revenue Recognition – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). ASU 2014-09 also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. Subsequent related updates provide clarification on certain revenue recognition guidance in the new standard.

The standard is effective for the Partnership's interim and annual periods beginning after December 15, 2017 and, therefore, the Partnership will adopt the revenue recognition guidance as of January 1, 2018 on a modified retrospective basis. The Partnership's implementation efforts included the identification of revenue within the guidance and the review of the customer contracts to determine the Partnership's performance obligation and the associated timing of each performance obligation. The Partnership concluded that there will be no material impact to the recognition and measurement of contracts with customers. Therefore, adoption will not require an adjustment to beginning retained earnings for the year ended December 31, 2018.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02") to increase transparency and comparability among organizations. Under the new standard, an entity will be required to recognize all lease assets and liabilities on its balance sheet and disclose key information about leasing arrangements. In addition, the new standard offers specific accounting guidance for a lessee, a lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the Statement of Financial Condition to assess the amount, timing, and uncertainty of cash flows arising from leases. This new standard will be effective for the Partnership in fiscal years beginning after December 31, 2018. The Partnership is evaluating the impact of adoption on its Statement of Financial Condition; however, the Partnership does not expect a material impact on the Statement of Financial Condition or ending net capital.

2. **Related-Party Transactions**

The Partnership pays fees to affiliates for services provided and received.

Franchise fees – The Partnership uses the Perella Weinberg Partners brand in its name and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 3% of the Partnership's revenue.

Administrative fees – The Partnership receives administrative services, including payroll, health care and the defined contribution plan, based upon a service agreement between the Partnership and PWP Employer LP. Under the service agreement the Partnership pays a fee based upon $4 per day per employee.

Global Transfer Pricing

The Partnership and its foreign affiliates provide global financial advisory services. The Partnership and its foreign affiliate apply a global transfer pricing policy ("Transfer Pricing") in which revenue is shared among the related entities based on a "residual profit split method". Under this method, each affiliate receives revenue to cover the costs of its employees, as well as routine research and back office support services. Any residual profits are then shared based on each affiliate's relative non-routine contributions. Transfer Pricing is evaluated on an annual basis.

Other Related Party Transactions

Certain operating expenses of the Partnership are processed and paid by its affiliates: the Parent, PWP Employer LP, and Tudor, Pickering, Holt & Co. Management, LLC.

Outstanding Payables to Affiliates

As of December 31, 2017, the Partnership had outstanding payables to affiliates related to the above transactions which are shown separately on the Statement of Financial Condition. The Partnership settles receivables and payables with affiliates, in cash, within 12 months.

3. **Net Capital Requirements**

The Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Partnership computes its net capital requirement under the alternative net capital computation method. Under this method, the Partnership is required to maintain net capital in excess of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, Sec. 240.15c3-3a). Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2017, the Partnership had net capital of approximately $33.8 million, which was approximately $33.6 million in excess of required minimum net capital of $250,000.

The Partnership must also maintain a minimum net capital as determined by FINRA rules and provide insurance covering any and all acts of the Partnership's employees, agents and partners of at least $500,000 during the term of the agreement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers, and accordingly, is exempt from the Customer Protection Rule (SEC Rule 15c3-3).

4. **Partners' Capital**

Profits and losses are allocated in accordance with the Partners' respective percentage interests, as defined in the Agreement. The Partners' capital as of December 31, 2017 is solely that of PWP Group. Distributions may be made in such amounts as may be determined by the General Partner, in its sole discretion. For the year ended December 31, 2017, the Partnership made distributions of $31.8 million to PWP Group.

5. **Employee Benefit Plan**

The Partnership participates in PWP Group's defined contribution plan covering eligible employees. The Partnership makes a safe harbor non-elective contribution of 3% of the participant's eligible compensation per calendar year. The Partnership may also contribute a discretionary profit sharing for participants employed on December 31st of each year. Partners are not eligible for the discretionary profit share.

6. **Commitments, Contingencies and Indemnifications**

The Partnership leases office space under operating lease agreements that expire on various dates through 2022.

Future minimum rentals under such leases are as follows:

Years Ending	Minimum Rental Commitments	
2018	$	678,177
2019		612,134
2020		306,126
2021		316,853
2022		299,731
	$	2,213,021

In the normal course of its operations, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

7. **Fixed Assets**

Fixed assets, net of accumulated amortization and depreciation at December 31, 2017, are as follows:

Furniture and equipment	$	6,238,294
Leasehold improvements		410,100
Software		2,555,249
Less: Accumulated depreciation		(5,371,739)
	$	3,831,904

8. **Concentration of Credit Risk**

At December 31, 2017, the Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. The Partnership is insured up to $250,000 by the Federal Deposit Insurance Corporation. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

Financial advisory fees receivable represent amounts due from clients that are from various industry and geographic backgrounds. At December 31, 2017, approximately $30.7 million of financial advisory fees receivable is concentrated with 4 clients ($24.5 million of which was received through the date of issuance of this Statement of Financial Condition). In the event that these clients do not fulfill their obligations, the Partnership may be exposed to loss due to credit risk for a maximum amount of $6.2 million. The Partnership's policy is to monitor the credit standing of each client with which it conducts business.

9. **Subsequent Events**

The Partnership has evaluated subsequent events through February 26, 2018, which is the date the Statement of Financial Condition was available for issuance. There have been no material subsequent events that would require recognition in this Statement of Financial Condition or disclosures in the notes to the Statement of Financial Condition.